SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                    TIVO INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)

                                    888706108

                                 (CUSIP Number)

                              Sheila A. Clark, Esq.
                          Senior Vice President, Legal,
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 265-1000

                                    Copy to:

                              David J. Sorkin, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 13, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.


   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                   America Online, Inc.
                   54-1322110

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   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ ]
                                                             (b)  [ ]
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   3.     SEC USE ONLY:

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   4.     SOURCE OF FUNDS:
                   OO

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   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
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   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Delaware

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  NUMBER OF SHARES      7.    SOLE VOTING POWER
 BENEFICIALLY OWNED                    480,307(1)
  BY EACH REPORTING
     PERSON WITH
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                        8.    SHARED VOTING POWER
                                       20,301,301(2) (see Item 3 herein)
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                        9.    SOLE DISPOSITIVE POWER
                                       480,307(1)

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  10.     SHARED DISPOSITIVE POWER
                    0

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  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   20,781,608(2)

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  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:
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  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   54.7%(3)

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  14.     TYPE OF REPORTING PERSON:
                   CO

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(1)  America Online, Inc. presently owns 480,307 shares of TiVo Common Stock (as defined below).

(2) America Online, Inc. has entered into a Voting Agreement, dated as of June 9, 2000, with certain stockholders of TiVo Inc., as summarized herein, with respect to 20,301,301 shares of TiVo Common Stock. America Online, Inc. does not have any rights as a stockholder of TiVo Inc., including the right to dispose of (or to direct the disposition of) any of the shares of TiVo Common Stock subject to such agreement. America Online, Inc. has also agreed to purchase, subject to certain conditions and limitations, up to two hundred million dollars worth of TiVo Common Stock pursuant to an Investment Agreement dated as of June 9, 2000, between TiVo Inc. and America Online, Inc. Prior to the closing of the transactions contemplated by such agreement, America Online will not have any rights as a stockholder of TiVo, including the right to dispose of (or to direct the disposition of) any of the shares of TiVo Common Stock it shall acquire pursuant to such agreement. Accordingly, America Online, Inc. expressly disclaims beneficial ownership of all shares subject to the Voting Agreement and the Investment Agreement.

(3) Based on the number of shares of TiVo Common Stock outstanding on June 9, 2000, as represented by TiVo Inc. in the Investment Agreement.

Item 1.           Security and Issuer.

                  This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share ("TiVo Common Stock"), of TiVo Inc., a Delaware corporation ("TiVo"). The address of the principal executive office of TiVo is 2160 Gold Street, Alviso, California 95002.

Item 2.           Identity and Background.

                  This Schedule 13D is filed by America Online, Inc., a Delaware corporation ("America Online" or the "Reporting Person"). The address of the principal executive office of America Online is 22000 AOL Way, Dulles, Virginia 20166-9323. America Online is the world's leader in branded interactive services and content.

                  To the best of America Online's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of America Online, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  During the last five years, neither America Online nor, to the best of America Online's knowledge, any of the executive officers or directors of America Online listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  To the best of America Online's knowledge, no directors or officers of America Online have legal or beneficial ownership of any TiVo Common Stock.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

                  America Online has agreed to purchase up to $200 million worth in the aggregate of TiVo Common Stock and, under certain circumstances, preferred stock of TiVo pursuant to an Investment Agreement, dated as of June 9, 2000 (the "Investment Agreement"), by and between TiVo and America Online, as more fully described in Item 4. America Online expects to make the purchase using funds from its working capital.

                  In order to facilitate the transactions contemplated by the Investment Agreement, America Online has also entered into a Voting Agreement, dated as of June 9, 2000 (the "Voting Agreement"), with certain stockholders of TiVo named therein (collectively, the "Stockholders"). Pursuant to the terms of the Voting Agreement, the Stockholders have agreed, among other things, (i) to vote all of the shares of TiVo Common Stock beneficially owned by them in favor of (a) the amendment of the certificate of incorporation of TiVo as contemplated by the Investment Agreement and (b) the approval of the issuance by TiVo of the securities to be issued pursuant to the Investment Agreement, and (ii) except as contemplated in the Voting Agreement, not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares, unless the transferee agrees in writing to be bound by the Voting Agreement. The Voting Agreement terminates upon the earliest to occur of (x) the date the stockholders of TiVo approve the transactions contemplated by the Investment Agreement, (y) the date the Investment Agreement is terminated, or (z) December 31, 2000. The name of each Stockholder subject to the Voting Agreement and the number of outstanding shares of TiVo Common Stock held by such Stockholder are set forth on the signature pages thereto and are incorporated herein by reference. America Online did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

                  America Online does not have any direct or indirect ownership or incidence of ownership with respect to any shares of TiVo Common Stock or any other securities of TiVo pursuant to the Voting Agreement. Accordingly, America Online expressly disclaims beneficial ownership of all such shares or other securities.

                  References to, and descriptions of, the Investment Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Investment Agreement (including exhibits thereto) and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.           Purpose of the Transaction.

                  The information set forth or incorporated by reference in Items 2, 3 and 5 is hereby incorporated herein by reference.

                  Prior to the consummation of the transactions contemplated by the Investment Agreement (the "Closing"), (i) the certificate of incorporation of TiVo will be amended in accordance with the terms of the Investment Agreement and the form of the Amended and Restated Certificate of Incorporation of TiVo attached as Exhibit A to the Investment Agreement, and (ii) pursuant to the Stockholders and Registration Rights Agreement, dated as of June 9, 2000 (the "Stockholders Agreement"), by and between TiVo and America Online, TiVo will take all such action as may be required under applicable law so that, at the option of America Online, effective as of the Closing, the Board of Directors of TiVo will include a director designated by America Online or the Board of Directors of TiVo will permit an observer appointed by America Online to attend all board meetings (the "Board Representation Rights").

                  Pursuant to the Investment Agreement, TiVo has agreed to issue and sell to America Online that number of shares of TiVo Common Stock which, when multiplied by the Common Stock Price (as defined below), is as near as possible to $200 million, subject to adjustment as described below. The "Common Stock Price" is the higher of $23.00 or the average closing price of the TiVo Common Stock on the Nasdaq National Market System for the ten consecutive trading days ending on the day immediately preceding the Determination Date (as defined below) (the "Closing Average"), subject to a maximum of $35.00 per share. In the event that the Closing Average is less than $10.00 per share, America Online has the right to terminate the Investment Agreement, subject to TiVo's right to adjust the Common Stock Price to $10.00 per share and rescind the termination. The "Determination Date" is the date on which all of the conditions to the closing of the transactions contemplated by the Investment Agreement (other than those which by their terms cannot be satisfied until such closing) shall have been satisfied or waived.

                  If the Common Stock Price is less than $30.00 per share, (i) the number of shares of TiVo Common Stock issued to America Online will be reduced to a number equal to 6,666,667 shares multiplied by a fraction, the numerator of which is the Adjustment Price (as defined below) and the denominator of which is $30.00, and (ii) TiVo will instead issue and sell to America Online a number of shares of convertible preferred stock (the "Preferred Shares") having an aggregate initial liquidation value equal to the difference between (x) $200 million and (y) the aggregate number of shares of TiVo Common Stock purchased by America Online multiplied by the Adjustment Price. The "Adjustment Price" means either (a) the Common Stock Price (if the Closing Average is equal to or greater than $10.00 per share) or (b) the Closing Average (if the Closing Average is less than $10.00 per share). In addition, if, as of the date of the closing of the transactions contemplated by the Investment Agreement (the "Closing Date"), the sum of (x) the aggregate initial liquidation value of the Preferred Shares being acquired pursuant to the Investment Agreement, (y) the value of the TiVo Common Stock being acquired pursuant to the Investment Agreement, and (z) the value of the TiVo Common Stock previously owned by America Online exceeds 25% of the sum of (1) the aggregate initial liquidation value of the Preferred Shares being acquired pursuant to the Investment Agreement, (2) the value of the TiVo Common Stock being acquired pursuant to the Investment Agreement, and (3) the value of all of the shares of TiVo Common Stock outstanding on the Closing Date prior to the transactions contemplated by the Investment Agreement (such excess above 25% being the "Excess Equity Value"), then the number of Preferred Shares to be purchased by America Online will be reduced by such number of shares as would have an aggregate initial liquidation value equal to the Excess Equity Value (the "Excess Preferred Shares").

                  Any Preferred Shares purchased by America Online pursuant to the Investment Agreement will (i) be convertible into shares of TiVo Common Stock at a conversion price, subject to antidilution adjustment, equal to the lesser of $30.00 or three times the Closing Average, (ii) pay a dividend based on an average non-governmental institutional funds rate as reported by iMoneyNet, Inc., (iii) have one vote per share on all matters on which the TiVo Common Stock votes, and (iv) require a separate vote of the holders of the Preferred Shares with respect to, among other things, certain amendments to the certificate of incorporation, the authorization or issuance of certain classes or series of stock, certain dividends, repurchases and similar transactions and certain significant corporate transactions. In addition, all Preferred Shares shall automatically convert into TiVo Common Stock if the closing price of the TiVo Common Stock on the Nasdaq National Market exceeds $30.00 per share for eighteen trading days in any twenty consecutive trading day period. The Preferred Shares may be redeemed by TiVo, in whole and not in part, at any time after the third anniversary of the date on which they are issued, unless America Online has previously waived its right to receive dividends. The redemption price will be the original issue price of the Preferred Shares, plus all compounded or accrued and unpaid dividends.

                  In addition, upon the Closing, TiVo will issue to America Online warrants (the "Warrants") to purchase in the aggregate a number of shares of TiVo Common Stock which, when combined with the number of shares of TiVo Common Stock owned by America Online as of the Closing Date and the number of shares of TiVo Common Stock that would be issuable as of the Closing Date upon the conversion of the Preferred Shares to be issued pursuant to the Investment Agreement, if any, would constitute (after issuance) 30% of all the issued and outstanding capital stock of TiVo as of such date (the "Warrant Shares"). The Warrant Shares shall be allocated among different forms of warrants as follows:

         (i) a warrant to purchase the lesser of (a) 33 1/3% of all the Warrant Shares and (b) 2,941,402 Warrant Shares shall be issued in the form of Warrant attached as Exhibit B to the Investment Agreement, and be exercisable for a period of six months following the satisfaction of certain performance requirements, with an exercise price equal to 90% of the average of the last reported trading prices of the TiVo Common Stock on the Nasdaq National Market System for the ten consecutive trading days preceding exercise;

         (ii) a warrant to purchase the lesser of (a) 33 1/3% of all the Warrant Shares and (b) 2,941,401 Warrant Shares shall be issued in the form of Warrant attached as Exhibit C to the Investment Agreement, and be exercisable for a period of six months following the satisfaction of certain performance requirements, with an exercise price equal to 90% of the average of the last reported trading prices of the TiVo Common Stock on the Nasdaq National Market System for the ten consecutive trading days preceding exercise; and

         (iii) (a) if the Closing Average is equal to or greater than $30.00, a warrant to purchase the remaining Warrant Shares after the allocation set forth in clauses (i) and (ii) above (the "Vested Warrant Shares") shall be issued in the form of Warrant attached as Exhibit D to the Investment Agreement, and be exercisable at any time until December 31, 2001, with an exercise price equal to the Common Stock Price, or (b) if the Closing Average is less than $30.00, (1) a warrant to purchase a number of Warrant Shares equal to the number of Vested Warrant Shares multiplied by a fraction, the numerator of which is the Adjustment Price and the denominator of which is $30.00 shall be issued in the form of Warrant attached as Exhibit D to the Investment Agreement, and be exercisable at any time until December 31, 2001, with an exercise price equal to the Common Stock Price, and (2) a warrant to purchase the remaining Vested Warrant Shares after the allocation set forth in the preceding clause (1) shall be issued in the form of Warrant attached as Exhibit E to the Investment Agreement, and be exercisable at any time until December 31, 2003, with an exercise price equal to the lesser of (x) $30.00 and (y) three times the Closing Average; provided that a portion of any Warrant to be issued pursuant to clause (b)(2) shall be mandatorily exercisable in accordance with its terms with respect to a number of Vested Warrant Shares equal to the number of shares of TiVo Common Stock, if any, that would have been issuable upon conversion of the Excess Preferred Shares (if they were issued) as of the Closing Date, subject to a maximum of all the Vested Warrant Shares subject to such Warrant.

                  America Online will not pay additional consideration to TiVo upon the execution and delivery of the Warrants.

                  Until the Warrants are issued and become exercisable, and are exercised, America Online will not have any right to vote (or to direct the vote of) or dispose of (or direct the disposition of), and is not entitled to any rights as a stockholder of TiVo with respect to, any shares of TiVo Common Stock that may be purchased pursuant to any Warrant. Accordingly, America Online expressly disclaims beneficial ownership of all such shares.

                  A portion of the proceeds from the purchase of securities by America Online pursuant to the Investment Agreement and upon exercise of the Warrants up to an aggregate amount of $100 million shall be deposited into an escrow account. In the event that (i) the bona fide commercial release and deployment of hardware for the integrated AOL/TiVo television service has not occurred by December 31, 2001, and (ii) America Online has not committed an uncured material breach of the Product Integration and Marketing Agreement, dated as of June 9, 2000, by and between America Online and TiVo, then America Online shall have the right to require TiVo to repurchase a number of Preferred Shares and shares of TiVo Common Stock having an aggregate value equal to the escrowed funds in exchange for the release to America Online of the escrowed funds. If such release and deployment does occur prior to December 31, 2001, then all of the escrowed funds shall be released to TiVo for its use in accordance with the terms of the Investment Agreement.

                  The Investment Agreement is subject to customary closing conditions, including (i) the approval of the Amended and Restated Certificate of Incorporation of TiVo and the issuance of the securities contemplated by the Investment Agreement by the stockholders of TiVo, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the receipt of all other required consents or approvals, (iv) agreement by America Online and TiVo on (a) the technical, functional and performance specifications for certain operational software to be provided by America Online to TiVo, (b) milestones for the development and deployment of a joint AOL/TiVo television product and service, and (c) certain minimum quality and performance criteria for the joint AOL/TiVo television product and service, and (iv) the satisfaction or waiver of certain other conditions as more fully described in the Investment Agreement.

                  In connection with the Investment Agreement and in consideration thereof, America Online and TiVo also entered into the
Stockholders Agreement, whereby America Online received certain benefits, including but not limited to (i) certain information rights, (ii) certain rights to acquire additional securities in accordance with its pro rata ownership of TiVo Common Stock upon the issuance by TiVo of new shares of TiVo Common Stock or other securities convertible into or exchangeable for TiVo Common Stock (the "Equity Purchase Rights"), and (iii) certain rights to require TiVo to register with the U.S. Securities and Exchange Commission (the "SEC") transfers of TiVo securities by America Online and its transferees. Pursuant to the Stockholders Agreement, TiVo also granted the Board Representation Rights described above to America Online. America Online's Equity Purchase Rights and Board Representations Rights terminate upon the earlier to occur of (a) June 9, 2008, and (b) the first date following the Closing Date on which AOL does not own in excess of 10% of the outstanding shares of TiVo Common Stock (the period running from June 9, 2000, until the earlier to occur of such dates being referred to herein as the "Standstill Period").

                  Pursuant to the Stockholders Agreement, America Online has agreed that, during the Standstill Period:

          (i) (a) it shall be entitled to vote, or cause to be voted, that number of voting securities it owns representing up to 19.9% of the voting power of all the outstanding voting securities of TiVo on any matter submitted to a vote of stockholders (or for which action in lieu of a vote is solicited by TiVo) in America Online's sole discretion, and (b) it shall vote or cause to be voted all of the voting securities that it at any time owns representing in excess of 19.9% of the total voting power of all the outstanding voting securities of TiVo on any matter submitted to a vote of stockholders (or for which action in lieu of a vote is solicited by TiVo) in accordance with the recommendation of the Board of Directors of TiVo (provided that America Online shall not be limited or restricted in any manner in voting any number of voting securities and shall not be subject to any voting obligation with respect to any voting securities in respect of (1) any amendment to TiVo's certificate of incorporation that is adverse in a discriminatory manner to America Online, or (2) any Acquisition Proposal (as defined below) if TiVo has materially breached certain of its obligations under the Investment Agreement or the Stockholders Agreement relating to
                  (A) competing proposals, or (B) obtaining the approval of its stockholders);

          (ii) it will not transfer any of its equity securities of TiVo to any person without TiVo's prior consent (provided that America Online may transfer all or, from time to time, any portion of its equity securities of TiVo (a) if, after giving effect to the transfer, the transferee will not, to America Online's knowledge, beneficially own or have the right to acquire in excess of 5% of the outstanding capital stock of TiVo, (b) in response to an Acquisition Proposal by a third party that has been recommended or approved by TiVo's Board of Directors, (c) to persons who are eligible to report their ownership of equity securities on Schedule 13G under Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any successor provision, (d) subject to certain obligations to make inquiries regarding ownership of TiVo securities by potential purchasers, pursuant to a bona fide underwritten public offering or Rule 144, (e) upon or following a change of control of TiVo, or (f) to any affiliate of America Online (provided that such affiliate shall agree in writing to be bound by the terms of the Stockholders Agreement, and provided further that in the event such transferee ceases to be an affiliate of America Online, such transferee shall transfer any equity securities then held by it to America Online or another affiliate of America Online); and

          (iii) to grant to TiVo, subject to certain specified exceptions, a right of first offer with respect to sales by America Online of its TiVo equity securities in private block transfers.

                  In addition, America Online has agreed that, subject to the exercise of its Equity Purchase Rights and to certain exceptions discussed below, without the prior approval of the Board of Directors of TiVo (excluding, for purposes of such approval, the director designated by America Online, if any) it may not:

         (i) acquire or agree to acquire the beneficial ownership of any additional equity securities of TiVo or any voting rights with respect to the capital stock of TiVo (excluding any acquisition or proposed acquisition by America Online of beneficial ownership of any additional voting securities of TiVo which (a) is by way of stock dividends, stock reclassifications or other distributions or offerings made available on a pro rata basis to holders of securities of TiVo generally, or (b) involves equity securities acquired from TiVo or otherwise in accordance with the provisions of the Investment Agreement, the Stockholders Agreement and the transactions contemplated thereby);

         (ii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act), to vote any securities of TiVo or seek to influence any person with respect to the voting of any securities of TiVo or publicly announce its intention to do so;

         (iii) make any public announcement with respect to, or submit any offer or purchase proposal that is required under applicable law to be made public by TiVo for, any merger, consolidation, purchase of substantial assets of TiVo (including securities), tender, exchange or other offer for any securities or other business combination involving TiVo (each, an "Acquisition Proposal");

         (iv) act, either independently or in concert with others, in connection with any Acquisition Proposal, or form or join a "group" (as defined in Section 13(d)(3) of the Exchange Act) (except that America Online is not restricted from acting independently to submit an Acquisition Proposal that is not prohibited under clause (iii) above); or

         (v) make any demand, request or proposal to amend, waive or terminate any of the foregoing provisions (clauses (i) through (v) collectively, the "Acquisition Restrictions").

                  America Online will be released from the Acquisition Restrictions (i) upon the expiration of the Standstill Period, (ii) if TiVo materially breaches its obligations under the Stockholders Agreement described in the following paragraph, (iii) if TiVo materially breaches its obligations under the Investment Agreement relating to (a) competing proposals, or (b)
obtaining the approval of its stockholders, or (iv) if TiVo delivers confidential information to any third party who has expressed an interest in making, or has made, an Acquisition Proposal and such third party has not entered into a "standstill" agreement or other agreement with TiVo containing restrictions similar to those discussed herein. Notwithstanding the Acquisition Restrictions, America Online is permitted to file one or more amendments to its
Schedule 13D and any other similar or successor forms required to be filed with the SEC to reflect any proposals or announcements it is not prohibited from making, or other actions it is not prohibited from taking, pursuant to its standstill obligations under the Stockholders Agreement.

                  Pursuant to the Stockholders Agreement, in the event that TiVo solicits an Acquisition Proposal or any interest in making an Acquisition Proposal from any third party or receives an unsolicited Acquisition Proposal which it determines to consider, then it is obligated to notify America Online within five business days of such event, and America Online will be released from the Acquisition Restrictions to the extent required in order to submit an Acquisition Proposal to TiVo and participate in the process developed by TiVo for consideration of Acquisition Proposals (if any), so long as America Online agrees to be bound by the same rules (if any) as are applicable to other parties participating in such process (provided that America Online will not be required to agree to any rules governing the conduct of any third party that are in any way more restrictive to America Online than its obligations contained in the standstill provisions of the Stockholders Agreement). Moreover, if TiVo, in connection with an Acquisition Proposal, at any time enters into a "standstill" agreement with a third party which contains terms that are more favorable to such third party than America Online's standstill obligations under the Stockholders Agreement, then the Acquisition Restrictions and other provisions of the Stockholders Agreement governing such standstill obligations shall be deemed amended or supplemented to the extent necessary to provide America Online with the benefit of such more favorable terms.

                  In addition, during the Standstill Period, TiVo is obligated under the Stockholders Agreement to notify America Online within five business days of (i) its receipt of a bona fide Acquisition Proposal from a third party,
(ii) the determination by its Board of Directors to solicit any Acquisition Proposal from a third party, and (iii) the determination by its Board of Directors to provide confidential information to, or enter into negotiations or discussions with, a third party who has expressed an interest in making, or has made, an Acquisition Proposal. Following such notice, America Online shall then have two business days in which it may provide a list of at least 15 entities, each of which America Online in good faith deems to be (a) capable of completing an acquisition of TiVo, and (b) either a television or film media company, a video service operator, an Internet service provider or a company providing interactive video services or enabling platform technologies. Should America Online submit such a list, TiVo shall then be obligated to inform America Online within one business day whether or not the third party making such Acquisition Proposal or expressing interest in making an Acquisition Proposal is or is an affiliate of one of the entities set forth on such list. In addition, TiVo has also agreed that, during the Standstill Period, it shall not enter into any agreement, letter of intent or similar document (whether binding or not) with respect to any Acquisition Proposal prior to the expiration of a five business day period following the date on which it delivers a notice to America Online relating to (a) the determination by TiVo's Board of Directors to solicit any Acquisition Proposal from a third party or (b) the determination by TiVo's Board of Directors to provide confidential information to, or enter into negotiations or discussions with, a third party who has expressed an interest in making, or has made, an Acquisition Proposal, as discussed above.

                  References to, and descriptions of, the Investment Agreement and the Stockholders Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Investment Agreement (including exhibits thereto) and the Stockholders Agreement included as Exhibits 1 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.           Interest in Securities of TiVo.

                  The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

                  America Online is presently the beneficial owner of 480,307 shares of TiVo Common Stock (representing approximately 1.3% of the voting power of the shares of TiVo Common Stock outstanding as of June 9, 2000, as represented by TiVo in the Investment Agreement). America Online previously acquired these shares in the normal course of its business and investment activities.

                  The number of shares of Common Stock subject to the Voting Agreement is 20,301,301 (representing approximately 53.5% of the voting power of shares of TiVo Common Stock outstanding as of June 9, 2000, as represented by TiVo in the Investment Agreement).

                  By virtue of the Voting Agreement, America Online may be deemed to share with the Stockholders the power to vote shares of TiVo Common Stock subject to the Voting Agreement. However, America Online is not entitled to any rights as a stockholder of TiVo with respect to the shares of TiVo Common Stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of TiVo Common Stock subject to the Voting Agreement.

                  Other than as set forth in this Schedule 13D, to the best of America Online's knowledge as of the date hereof, (i) neither America Online nor any subsidiary or affiliate of America Online nor any of America Online's executive officers or directors, beneficially owns any shares of TiVo Common Stock, and (ii) there have been no transactions in the shares of TiVo Common Stock effected during the past 60 days by America Online, nor to the best of America Online's knowledge, by any subsidiary or affiliate of America Online or any of America Online's executive officers of directors.

                  No other person is known by America Online to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of TiVo obtainable by America Online upon the closing of the Share Purchase or the exercise of any Warrant.

                  References to, and descriptions of, the Investment Agreement and the Voting Agreement as set forth above or incorporated in this Item 5 are qualified in their entirety by reference to the copies of the Investment Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of TiVo.

                  The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Investment Agreement, the Voting Agreement and the Stockholders Agreement are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D.

                  To the best of America Online's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of TiVo.

Item 7.           Material to be Filed as Exhibits.

Exhibit             Description

     1. Investment Agreement, dated as of June 9, 2000, by and between America Online, Inc. and TiVo Inc. (including the Amended and Restated Certificate of Incorporation of TiVo Inc., attached thereto as Exhibit A, the Form of First Performance Warrant, attached thereto as Exhibit B, the Form of Second Performance Warrant, attached thereto as Exhibit C, the Form of First Vested Warrant, attached thereto as Exhibit D, the Form of Second Vested Warrant, attached thereto as Exhibit E, and the Form of Escrow Agreement, attached thereto as Exhibit F).

     2. Voting Agreement, dated as of June 9, 2000, among America Online, Inc. and the stockholders of TiVo Inc. named therein.

     3. Stockholders and Registration Rights Agreement, dated as of June 9, 2000, by and between America Online, Inc. and TiVo Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              AMERICA ONLINE, INC.


                              By:    /s/J. Michael Kelly
                              Name:  J. Michael Kelly
                              Title: Senior Vice President and
                                     Chief Financial Officer

Dated: June 23, 2000


                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF AMERICA ONLINE, INC.

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166-9323.

Board of Directors

Name and Title                       Present Principal Occupation
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

Stephen M. Case,                     Chief Executive Officer and Chairman of the
Chairman of the Board                Board; America Online, Inc.
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

Daniel F. Akerson,                   Chairman of the Board;
Director                             Nextel Communications, Inc.
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

James L. Barksdale,                  Managing Partner;
Director                             The Barksdale Group
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

Frank J. Caufield,                   General Partner;
Director                             Kleiner Perkins Caufield & Byers
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

Miles R. Gilburne,                   Director;
Director                             America Online, Inc.
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

General Alexander M. Haig, Jr.,      Chairman and President;
Director                             Worldwide Associates, Inc.
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

Kenneth J. Novack,                   Vice Chairman;
Director                             America Online, Inc.
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

Robert W. Pittman,                   President and Chief Operating Officer;
Director                             America Online, Inc.

------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

General Colin L. Powell,             Chairman;
Director                             America's Promise: The Alliance for Youth
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

Franklin D. Raines,                  Chairman and Chief Executive Officer;
Director                             Fannie Mae
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------

Marjorie M. Scardino,                Chief Executive Officer;
Director                             Pearson PLC
------------------------------------ -------------------------------------------

Executive Officers Who Are Not Directors:

----------------------------------- --------------------------------------------

Name                         Title and Present Principal Occupation
----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------

Paul T. Cappuccio            Senior Vice President and General Counsel;
                             America Online, Inc.

----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------

J. Michael Kelly             Senior Vice President, Chief Financial Officer and
                             Assistant Secretary; America Online, Inc.

----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------

Kenneth B. Lerer             Senior Vice President; America Online, Inc.

----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------

James F. MacGuidwin          Senior Vice President, Controller and Chief
                             Accounting & Budget Officer; America Online, Inc.

----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------

William J. Raduchel          Senior Vice President and Chief Technology Officer;
                             America Online, Inc.
----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------

George Vradenburg, III       Senior Vice President, Global and Strategic Policy;
                             America Online, Inc.
----------------------------------- --------------------------------------------

                  The  present  principal   occupation  of  each  of  the  named
executive officers is the same as the named position(s) held with America Online, Inc.

                                  EXHIBIT INDEX

Exhibit           Description

     1. Investment Agreement, dated as of June 9, 2000, by and between America Online, Inc. and TiVo Inc. (including the Amended and Restated Certificate of Incorporation of TiVo Inc., attached thereto as Exhibit A, the Form of First Performance Warrant, attached thereto as Exhibit B, the Form of Second Performance Warrant, attached thereto as Exhibit C, the Form of First Vested Warrant, attached thereto as Exhibit D, the Form of Second Vested Warrant, attached thereto as Exhibit E, and the Form of Escrow Agreement, attached thereto as Exhibit F).

     2. Voting Agreement, dated as of June 9, 2000, among America Online, Inc. and the stockholders of TiVo Inc. named therein.

     3. Stockholders and Registration Rights Agreement, dated as of June 9, 2000, by and between America Online, Inc. and TiVo Inc.